FILED BY CENTENE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Below is the text of a communication that Centene Corporation distributed to its employees on March 27, 2019 in connection with Centene’s proposed acquisition of WellCare Health Plans, Inc.:

Centene and WellCare to Combine to Create a Premier Healthcare Enterprise Focused on Government-Sponsored Healthcare Programs

Centene Corporation and WellCare Health Plans, Inc. today announced that Centene will acquire WellCare in a cash and stock transaction for $305.39 per share based on Centene’s closing stock price on March 26, 2019 for a total enterprise value of $17.3 billion pursuant to the terms of a definitive merger agreement. The transaction, which has been unanimously approved by the Boards of both companies, will create a premier healthcare enterprise focused on government-sponsored healthcare programs and a leader in Medicaid, Medicare and the Health Insurance Marketplace.

Centene and WellCare are two high-performing companies with decades of experience serving a broad range of states and large government programs. Together, the combined company will have meaningful product diversification and the opportunity to better serve members, help them achieve better health outcomes and drive growth.

WellCare brings to Centene a high-quality Medicare platform and further extends Centene’s robust Medicaid offerings. The combination will enable the combined company to provide access to more comprehensive and differentiated solutions across more markets with a continued focus on affordable, high-quality, culturally-sensitive healthcare services. The enterprise would have approximately 22 million members across all 50 states in the U.S. The enterprise would also be expected to have estimated pro forma 2019 revenues of approximately $97 billion and $5 billion in EBITDA, based on the most recent 2019 outlooks publicly reported by both companies.

“This transformational combination creates a leading healthcare enterprise that is committed to helping people live healthier lives through a localized approach and provides access to high-quality healthcare through a wide range of affordable health solutions,” said Michael F. Neidorff, Centene’s Chairman and Chief Executive Officer. “With the addition of WellCare, we expect to bolster and diversify our product offerings, increase our scale and have access to new markets, which will in turn, enable us to continue investing in technology and better serve members with innovative programs designed to meet their needs. Centene has grown significantly by adding capabilities that have increased revenues and enabled margin expansion. The addition of WellCare is the next logical step in our growth strategy and to drive value for our collective shareholders. We have long admired the WellCare organization and together look forward to building on our mission of transforming the health of our communities, one person at a time.”

Further information can be found here.

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Centene is including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.Centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10 K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10 K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the WellCare Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.